August 19, 2015

VIA EDGAR CORRESPONDENCE

Mr. Coy Garrison
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NorthStar Realty Europe Corp.
Registration Statement on Form S-11
Filed July 2, 2015
File No. 333-205440

Dear Mr. Garrison:
Set forth below are the responses of NorthStar Realty Europe Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 30, 2015 (the “Letter”), with respect to the Company’s Registration Statement on Form S-11 (the “Form S-11”) filed on July 2, 2015. Enclosed herewith is a copy of Amendment No. 1 to the Form S-11 (the “Amendment”), which has been marked to indicate the changes made to the Form S-11.
For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Page numbers included in the Company’s responses refer to the pages contained in the Amendment, unless otherwise indicated. Capitalized terms used herein and not defined herein have the meaning set forth in the Amendment.
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General
Comment No. 1
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that, except for the Company’s logo included on the cover page of the prospectus included in the Amendment, the Company does not intend to use any graphics, maps, photographs, related captions or other artwork in the prospectus.

Mr. Coy Garrison
Securities and Exchange Commission    Page 2

Comment No. 2
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response to Comment No. 2
The Company notes the Staff’s comment and advises the Staff that the Company does not intend to make, or authorize anyone to make on its behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act.
Comment No. 3
We note your disclosure that you are currently party to and may in the future enter into joint ventures to make investments in European commercial real estate. We further note your risk factor on page 35 explaining why you believe you are exempt from registration under the Investment Company Act. Please revise your disclosure to clarify the nature of your interests and percentage of ownership in the joint ventures. Please also provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we may refer your response to the Division of Investment Management for further review.
Response to Comment No. 3
The Company notes the Staff’s comment and advises the Staff that, from time to time, the Company may acquire real estate through joint ventures, but the Company expects these joint ventures will be its majority-owned subsidiaries.  At the time of the Distribution, the Company will be party to several joint ventures in which it will hold more than 90% of the economic interests and have sole management control, with a third party owning a passive interest of less than 10%.  The Company revised its disclosure on page 63 of the Amendment to clarify the nature of its interests in joint ventures and provide a detailed analysis of the Investment Company Act exemption it intends to rely upon and how its strategy will support that exemption.
Comment No. 4
We note your disclosure on the prospectus cover page that “this prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.” Please tell us why you believe this is an appropriate statement in light of the fact that you are registering the distribution of your securities under the Securities Act.
Response to Comment No. 4
The Company notes the Staff’s comment and advises the Staff that the Company revised the prospectus cover page in the Amendment to delete the sentence identified by the Staff.
Summary
Our Properties, page 5
Comment No. 5

Mr. Coy Garrison
Securities and Exchange Commission    Page 3

We note your disclosure stating that “94% of our net operating income [was] generated from office properties as of March 31, 2015, adjusted for acquisitions and commitments to purchase real estate through June 15, 2015.” Please tell us whether management views net operating income as a key performance indicator. We may have further comment.
Response to Comment No. 5
The Company notes the Staff’s comment and advises the Staff that the Company’s management views net operating income as a key performance indicator when evaluating the operating performance of the Company’s aggregate portfolio. The Company’s management does not consider net operating income to be an effective metric to evaluate operating performance for individual properties on a standalone basis because of the judgment involved in allocating certain costs and expenses to specific properties. Accordingly, the Company revised its disclosure in the Amendment to replace the reference to net operating income with in-place rental income (representing gross rental income adjusted for vacancy) for disclosure related to portfolio stratification or statistics because the Company’s management believes in-place rental income is the more meaningful metric for such information. In addition, because the Company’s management does view net operating income as a key performance indicator for the aggregate portfolio as discussed above, the Company revised its disclosure on page 87 of the Amendment to provide a description of net operating income as a non-GAAP financial measure.
Risk Factors
There will be conflicts of interest in our relationship with NSAM that could result in decisions that are not in the best interests of our stockholders, page 18
Comment No. 6
We note your disclosure that NSAM expects to allocate investments on a rotating basis among the managed companies or strategic vehicles for which NSAM has determined the investment is equally suitable. We further note your disclosure that “[i]f, after an investment has been allocated to us or another entity, a subsequent event or development . . . makes it, in the opinion of NSAM, more appropriate for a different entity to fund the investment, NSAM may determine to place the investment with the more appropriate entity while still giving credit to the original allocation.” Please revise to explain what is meant by “while still giving credit to the original allocation.” Additionally, please revise to state how many other NSAM managed companies or strategic vehicles have similar investment strategies and will directly compete with you for investments.
Response to Comment No. 6
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 20 of the Amendment to further explain that, if, after consideration of the relevant factors, NSAM determines that an investment is equally suitable for us and one of its other managed companies or strategic vehicles, the investment will be allocated among each of the applicable entities, including us, on a rotating basis. New NSAM clients, including us, will be initially added at the end of the rotation. If, after an investment has been allocated to us or another entity, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of NSAM, more appropriate for a different entity to fund the investment, NSAM may determine to place the investment with the more appropriate entity. If an investment opportunity is re-allocated to another managed company or strategic vehicle after being initially allocated to us because of a change in circumstances, for purposes of the rotation schedule, we would still be treated as having had the investment opportunity allocated to us. This policy is the same for all of NSAM's managed companies

Mr. Coy Garrison
Securities and Exchange Commission    Page 4

and we anticipate receiving a fair and reasonable allocation of all of NSAM's investment opportunities. In certain situations, NSAM may determine to allow more than one investment vehicle, including us, to co-invest in a particular investment.
NSAM currently manages or sponsors five different companies and intends to sponsor additional companies in the future. While none of the other managed companies, sponsored companies, joint ventures or strategic vehicles currently has the same strategic investment focus on European commercial real estate as the Company, there are no restrictions which would preclude the other managed companies and joint ventures from acquiring European commercial real estate properties in the future that could directly compete with the Company’s investments.
Business
Our Properties, page 56
Comment No. 7
We note that your portfolio has a weighted average remaining lease term of 5.6 years. Please include in your disclosure a table setting forth lease expirations for the current year and each of the subsequent nine years, including the number of tenants whose leases will expire, the total area in square meters covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases. Refer to Item 15(f) of Form S-11.
Response to Comment No. 7
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on pages 60 and 61 of the Amendment to include two tables, one for the aggregate portfolio and a second with respect to properties constituting 10% or more of either the Company’s consolidated total assets or consolidated gross revenue (herein referred to as the “Significant Properties”), each setting forth the lease expirations for the current year and each of the subsequent nine years (and thereafter) and other lease terms, including: (i) square meters; (ii) the in-place rental income (representing gross rental income adjusted for vacancy); (iii) lease expirations expressed as a percentage of in-place rental income; and (iv) number of tenants, in each case covered by the applicable leases in accordance with Item 15(f) of Form S-11.
Comment No. 8
We note from your disclosure set forth in the risk factor starting on page 25 under the heading “We may become responsible for capital improvements . . . ,” that some of your properties may be subject to net leases. Please expand upon your disclosure to outline the principal terms of your leases, including the average length of your leases and the extent to which your tenants are responsible for repairs, insurance, and taxes on the properties. Refer to Item 14(c) of Form S-11.
Response to Comment No. 8
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 60 of the Amendment to summarize the principal terms of its leases for the aggregate portfolio, including lease term by jurisdiction and the weighted average remaining lease term for the aggregate portfolio, as well as the tenants’ responsibility for repairs, insurance and taxes in accordance with the requirements of Items 14(c) of Form S-11. In addition, the Company supplemented its disclosure on page 59 to summarize the principal lease terms with respect to each of its Significant Properties in accordance with the requirements of Items 14(c) of Form S-11.

Mr. Coy Garrison
Securities and Exchange Commission    Page 5

Comment No. 9
Please expand upon your disclosure to discuss whether your tenants are concentrated in one or more particular industries. Refer to Items 15(b) and (d) of Form S-11.
Response to Comment No. 9
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 59 of the Amendment to include a table setting forth: (i) the name of each tenant occupying 10% or more of the rentable square meters of each of the Significant Properties (herein referred to as the “Significant Tenants”) and the industry of such tenants in accordance with Item 15(b) of Form S-11; and (ii) the principal provisions of the leases of the Significant Tenants, including the square meters, in-place annual rental income, lease maturity date and tenant renewal options applicable to such leases, in accordance with Item 15(d) of Form S-11. In addition, the Company revised its disclosure on page 61 of the Amendment to include a table setting forth information regarding tenant industry concentration for the aggregate portfolio.
Comment No. 10
Please revise the tabular disclosure on page 56 to disclose the average effective annual rental per square meter for each property. Refer to Item 15(e) of Form S-11.
Response to Comment No. 10
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 60 of the Amendment to include a table setting forth, for each of the Significant Properties, the average annual effective rent per square meter for the past five years in accordance with Item 15(e) of Form S-11. In addition, the Company also supplemented its disclosure to include in such table historical occupancy data in accordance with Item 15(a) of Form S-11.
Comment No. 11
We note that a majority of your properties are subject to mortgages, and that you have approximately $1.2 billion of total mortgage financing. Please expand your disclosure relating to your mortgage debt to include the following: the current principal amount of each such mortgage, its interest and amortization provisions, its pre-payment provisions, and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date. Refer to Item 14(b) of Form S-11.
Response to Comment No. 11
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 59 of the Amendment to include a table setting forth the borrowings for each portfolio, indicating the principal amount, final maturity date and contractual interest rate, as well as summarizing any pre-payment provisions in accordance with Item 14(b) of Form S-11. In addition, the Company disclosed that the borrowings are interest only, subject to compliance with covenants of the respective agreements. As a result, the principal amount disclosed represents the amount due at maturity because the borrowings do not amortize.
Unaudited Pro Forma Financial Information, page 64
Comment No. 12

Mr. Coy Garrison
Securities and Exchange Commission    Page 6

Please revise footnote 7 to the pro forma combined balance sheet or elsewhere, as appropriate, to include a reconciliation of the fair value of the assets and liabilities acquired to the purchase price of each portfolio.
Response to Comment No. 12
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure in footnote 9 to the pro forma combined balance sheet on page 75 of the Amendment to indicate the purchase price of each portfolio represents the fair value of the assets acquired and liabilities assumed.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77
Comment No. 13
Please provide a more detailed analysis of your anticipated uses of cash in the next year, including debt principal, interest payments, dividend commitments, anticipated capital expenditures and other material cash uses. Please describe the specific sources of capital you anticipate using for these purposes, in light of the fact that you do not currently appear to be a party to any credit facilities, repurchase agreements, or other similar sources of short-term liquidity.
Response to Comment No. 13
The Company notes the Staff’s comment and advises the Staff that the Company’s anticipated uses of cash in the next year include capital expenditures for its properties, interest on its borrowings and dividends on its common stock. The Company further notes that none of its outstanding borrowings mature in the 12 months following the expected completion of the Distribution. The Company is in the process of determining the amount of its anticipated initial capitalization at the time of the Distribution. Once finalized, the Company will include such amount, including the associated pro forma adjustment in the pro forma balance sheet, in a subsequent amendment to the Form S-11. The Company expects the initial capitalization of the Company, plus the contractual rental income expected to be received in the first year, to be sufficient to meet expected capital expenditures, interest, property operating and general and administrative expenses and dividends that may be declared by the Company. The Company revised its disclosure on page 84 of the Amendment to describe its anticipated sources and uses of cash for the next year.
Recent Developments
Senior Notes, page 80
Comment No. 14
We note your description of your issuance of the 4.625% Senior Notes due December 2016. Please revise your disclosure to address the intended use of proceeds from this offering and to clarify whether you will have any obligations to NorthStar Realty in connection to its role as guarantor. Please also clarify the exemption from registration you are relying upon for this offering.

Mr. Coy Garrison
Securities and Exchange Commission    Page 7

Response to Comment No. 14
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 87 of the Amendment to describe the intended use of proceeds from the offering, the Company’s obligations to NorthStar Realty in connection with its role as guarantor and the exemption for registration relied on for the notes offering.
Quantitative and Qualitative Disclosures about Market Risk
Credit Risk, page 82
Comment No. 15
Please tell us whether, and how, you monitor the creditworthiness of your tenants on an ongoing basis subsequent to the initial evaluation performed in connection with the acquisition of the property.
Response to Comment No. 15
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on pages 56 and 89 of the Amendment to describe in more detail its procedures for monitoring the creditworthiness of tenants performed on an ongoing basis.
Our Operating Partnership, page 100
Comment No. 16
Please advise us whether you anticipate that there will be any third-party limited partners of your Operating Partnership immediately following the Distribution. In the event that there will be third-party limited partners, please tell us what percentage interest you expect to hold in your Operating Partnership immediately following the distribution.
Response to Comment No. 16
The Company notes the Staff’s comment and advises the Staff that, except for current holders of LTIP Units of NorthStar Realty’s operating partnership comprised of current and former employees of NorthStar Realty who are expected to receive a proportional interest in the Company’s Operating Partnership, there are no plans for any third-party limited partners of the Operating Partnership. The current NorthStar Realty LTIP Unit holders are expected to hold approximately 1% of the interests in the Company’s Operating Partnership immediately following the distribution.

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Mr. Coy Garrison
Securities and Exchange Commission    Page 8

If you have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Ronald J. Lieberman, Executive Vice President, General Counsel and Secretary of NorthStar Asset Management Group Inc., at (212) 547-2604.

Very truly yours,

/s/ Debra A. Hess
Interim Chief Financial Officer
NorthStar Realty Europe Corp.

cc:	Daniel L. Gordon, Senior Assistant Chief Accountant, Securities and Exchange Commission Paul Cline, Staff Accountant, Securities and Exchange Commission
Sara von Althann, Staff Attorney, Securities and Exchange Commission Mahbod Nia, Chief Executive Officer, NorthStar Realty Europe Corp.
Ronald J. Lieberman, NorthStar Asset Management Group Inc. Robert W. Downes, Sullivan & Cromwell LLP Tim R. Bodner, PricewaterhouseCoopers LLP